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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 ------------

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q  [  ] Form N-SAR

For Period Ended: December 31, 2001

[  ] Transition Report on Form 10-K                           SEC FILE NUMBER
[  ] Transition Report on Form 20-F                               0-24242
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                            CUSIP NUMBER
[  ] Transition Report on Form N-SAR                              743088

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                        Productivity Technologies Corp.
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              Full Name of Registrant (Former Name if Applicable)

                       201 South Main Street, 8th Floor
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          Address of Principal Executive Offices (Street and Number)

                              Ann Arbor, MI 48104
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                           (City, State and Zip Code)
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Part II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reasons described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
[x]| (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
   |      filed on or before the fifteenth calendar day following the prescribed
   |      due date; or the subject quarterly report or transition report on Form
   |      10-Q, or portion thereof will be filed on or before the fifth calendar
   |      day following the prescribed due date; and
   |
   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's executive officers responsible for preparation and review of the Report on Form 10-Q have experienced unanticipated delays in compiling the information to be included in the Report as a result of the Registrant's activities. We expect to file the Report within the allotted extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Jesse A. Levine              734                         996-1700
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     (Name)                   (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [x] Yes  [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's un-audited revenues for the quarter ended December 31, 2001 are expected to be 13% lower than previous year's quarter end revenues principally as a result of lower order volume at both of its wholly owned subsidiaries during the quarter ending December 31, 2001. The terrorist events of September 11, 2001 also adversely affected demand for the Registrant's subsidiaries' products. Gross Profit is expected to increase by 13% over the previous year's quarter due to the restructuring efforts undertaken at the Registrant's subsidiary, Atlas Technologies, Inc. ("Atlas"), during fiscal year 2001 and also improved cost controls and inventory management. Selling, general and administrative expenses are expected to decrease by 24% from the previous year's quarter from restructuring activities undertaken at Atlas in fiscal year 2001. Interest expense for quarter ending December 31, 2001 is expected to be 24% less than the quarter ended December 31, 2000 due to lower interest rates, management focus to collect receivables faster and improved inventory management at both subsidiaries. The Registrant expects to incur a net loss of $323,538 for the quarter ended December 31, 2001 as compared to a net loss of $727,661 for the quarter ended December 31, 2000.

     Set forth below is a brief summary of the Registrant's estimated results for the quarter ended December 31, 2001 compared to actual results for the quarter ended December 30, 2000 (expressed in thousands, except per share data).


                                      Quarter Ended Dec. 31, 2001   Quarter Ended Dec. 31, 2000
                                      ----------------------------  ----------------------------
     Net sales                                   $6,057                        $6,980
     Cost of sales                                4,591                         5,687
     Gross profit                                 1,466                         1,293
     SG&A                                         1,472                         1,924
     Income (loss) from operations                   (7)                         (631)
     Net income (loss)                             (324)                         (728)
     Net income (loss) per
       share of common stock                     ($0.13)                       ($0.29)

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                        Productivity Technologies Corp.
                        -------------------------------
               (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                              By:   /s/ Jesse Levine
                                  ---------------------------------------------
                                    Jesse Levine
                                    Chief Financial Officer

Date: February 14, 2002

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).